UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Siebert Financial Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

826176109

(CUSIP Number)

Dongyoup Oh

c/o Kakaopay Corporation

15F, Tower B, 166 Pangyoyeok-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do, Republic of Korea 13529

+82-31-606-6029

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176109	SCHEDULE 13D	Page 1 of 11 Pages

1	NAME OF REPORTING PERSONS Kakaopay Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,075,607
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,075,607

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,075,607
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 826176109	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Kakao Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,075,607
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,075,607

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,075,607
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 826176109	SCHEDULE 13D	Page 3 of 11 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (“Common Stock”), of Siebert Financial Corp., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 535 Fifth Avenue, 4th Floor, New York, NY 10017.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Kakaopay Corporation, a corporation established under the laws of the Republic of Korea (“Kakaopay”), and Kakao Corporation, a corporation established under the laws of the Republic of Korea (“Kakao” and, together with Kakaopay, the “Reporting Persons”).

(b)	The principal business address of Kakaopay is 15F, Tower B, 166 Pangyoyeok-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea 13529. The principal business address of Kakao is Tower A, 166, Pangyoyeok-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea 13529.

(c)	The principal business of Kakaopay is providing mobile platform-based financial services. The principal business of Kakao is operating a broad portfolio of mobile platform-based services. Kakaopay is a subsidiary of Kakao.

(d) – (e)	Other than as set forth on Schedule II attached hereto, which schedule is incorporated herein by reference, during the last five years none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	Each of the Reporting Persons is a corporation established under the laws of the Republic of Korea.

Information concerning each executive officer, director and controlling person of the Reporting Persons (the “Listed Persons”) is listed on Schedule I attached hereto and incorporated herein by reference. To the knowledge of the Reporting Persons, other than as set forth on Schedule II, during the last five years none of the Listed Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Kakaopay paid the Issuer an aggregate of $17,362,555 for the First Tranche Shares (as defined in Item 4), which funds were derived from available working capital of Kakaopay.

Item 4. Purpose of Transaction.

Stock Purchase Agreements

On April 27, 2023, the Issuer entered into a First Tranche Stock Purchase Agreement with Kakaopay (the “First Tranche Stock Purchase Agreement”), pursuant to which, on May 18, 2023, the Issuer issued and sold to Kakaopay 8,075,607 shares of Common Stock (the “First Tranche Shares”, and such transaction, the “First Tranche”) at a per share price of $2.15, which represents 19.9% of the outstanding equity securities of the Issuer on a fully diluted basis (taking into account the issuance of the First Tranche Shares). The approval of the Issuer’s stockholders was not required to close the First Tranche.

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Concurrent with the execution of the First Tranche Stock Purchase Agreement, the Issuer and Kakaopay entered into a Second Tranche Stock Purchase Agreement (the “Second Tranche Stock Purchase Agreement”, and together with the First Tranche Stock Purchase Agreement, the “Stock Purchase Agreements”), pursuant to which the Issuer will issue and sell to Kakaopay an additional 25,756,470 shares of Common Stock (the “Second Tranche Shares”, and such transaction, the “Second Tranche”) at a per share price of $2.35, so that Kakaopay will own 51% of the outstanding equity securities of the Issuer on a fully diluted basis (taking into account the issuance of the First Tranche Shares and the Second Tranche Shares).

The consummation of the Second Tranche is subject to a number of conditions set forth in the Second Tranche Stock Purchase Agreement, including the affirmative vote of a majority of the outstanding shares of Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Common Stock not beneficially owned, directly or indirectly, by the Gebbia Stockholders (as defined below), Kakaopay or any of their respective affiliates. Despite the consummation of the First Tranche, the terms of the Stock Purchase Agreements contemplate the possibility that the Second Tranche may not ultimately be consummated, and the Second Tranche Stock Purchase Agreement provides that the Issuer will pay to Kakaopay a termination fee of $5 million if the Second Tranche Stock Purchase Agreement is terminated under certain circumstances.

Foreign Broker-Dealer Fee Sharing Agreement

Concurrent with the execution of the Stock Purchase Agreements, the Issuer’s registered broker-dealer subsidiary, Muriel Siebert & Co., Inc., and Kakaopay’s registered brokerage, Kakaopay Securities Corp., entered into a Foreign Broker-Dealer Fee Sharing Agreement (the “Foreign Broker-Dealer Fee Sharing Agreement”), establishing the terms relating to the brokerage, trading, sharing of revenues and similar matters.

Support and Restrictive Covenant Agreement

Concurrent with the execution of the Stock Purchase Agreements, certain persons who control in excess of 50% (in the aggregate) of the voting securities of the Issuer (collectively, the “Gebbia Stockholders”), each entered into a Support and Restrictive Covenant Agreement (collectively, the “Support and Restrictive Covenant Agreements”), pursuant to which the Gebbia Stockholders agreed, among other matters, (i) to vote in favor of the Stock Purchase Agreements and against any transaction that could reasonably result in the failure or interference with the transactions contemplated by the Stock Purchase Agreements, and (ii) until earlier of the closing of the Second Tranche or the termination of the Second Tranche Stock Purchase Agreement, to not, directly or indirectly, transfer or otherwise dispose of their shares or engage in various activities that would reasonably be expected to lead to any Alternative Proposal (as defined in the Second Tranche Stock Purchase Agreement).

Stockholders’ Agreement

In connection with the consummation of the First Tranche, on May 19, 2023, the Issuer, Kakaopay and the Gebbia Stockholders entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), pursuant to which the parties agreed, among other matters:

(i)	that the board of directors of the Issuer (the “Board”) will consist of seven directors, and (1) within twenty business days following the consummation of the First Tranche, one of the seven directors is to be nominated by Kakaopay and appointed to serve on the Board, and the remaining six directors are to be nominated by the Gebbia Stockholders (the “Gebbia Directors”) and appointed to serve on the Board; and (2) following the consummation of the Second Tranche, three of the Gebbia Directors will resign and be replaced by three nominees designated by Kakaopay, such that the composition of the Board will be: four nominees designated by Kakaopay and three nominees designated by the Gebbia Stockholders;

(ii)	the designation of director nominees in the event that the Gebbia Stockholders or Kakaopay reduce their ownership of Common Stock beneath certain thresholds;

CUSIP No. 826176109	SCHEDULE 13D	Page 5 of 11 Pages

(iii)	for a period of one year following the consummation of the Second Tranche, the Issuer, Kakaopay and the Gebbia Stockholders will cause the Board and management of the Issuer to implement the Issuer’s business plan as such has been agreed to by the parties;

(iv)	to use the investment proceeds as documented under the Stockholders’ Agreement;

(v)	that various specified events require the prior written consent of at least two-thirds of the Board, including at least one director designated by Kakaopay and one director designated by the Gebbia Stockholders;

(vi)	from the period commencing with the consummation of the First Tranche and continuing until such time as either the Gebbia Stockholders, in the aggregate, or Kakaopay, hold less than 5% of the issued and outstanding shares of Common Stock on a fully-diluted basis, Kakaopay and each Gebbia Stockholder will vote all shares of Common Stock held by such stockholder to elect directors nominated by Kakaopay and Gebbia Stockholders;

(vii)	each of Kakaopay and the Gebbia Stockholders (in each case, an “Offering Stockholder”) are restricted from transferring any shares of Common Stock except in compliance with the terms of the Stockholders’ Agreement, which provides the Issuer a right of first refusal if Kakaopay or any of the Gebbia Stockholders desires to accept a bona fide offer to transfer all or any portion of its or their shares, provided that the Offering Stockholder may transfer shares of Common Stock representing up to 5% of the outstanding shares of Common Stock as of the date of the agreement without triggering the Issuer’s right of first refusal. After the Offering Stockholder allows the Issuer to exercise its right of first refusal to purchase the shares offered by the Offering Stockholder, and in the event that the Issuer has not exercised its right to purchase all or a portion of the offered shares, the other party to the Stockholders’ Agreement will have the right of second refusal to purchase the offered shares (or any portion thereof).

Registration Rights and Lock-Up Agreement

In connection with the consummation of the First Tranche, on May 19, 2023, the Issuer and Kakaopay entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) whereby the Issuer agreed to grant Kakaopay certain registration rights with respect to certain securities of the Issuer held by Kakaopay, including any shares of Common Stock issued or issuable to Kakaopay pursuant to the terms of the Stock Purchase Agreements. In exchange for such registration rights, the parties agreed to a lock-up period ending the earlier of the outside date pursuant to the Second Tranche Stock Purchase Agreement and the date that such agreement is terminated.

The foregoing summary of certain terms of the Stock Purchase Agreements, the Foreign Broker-Dealer Fee Sharing Agreement, the Support and Restrictive Covenant Agreements, the Stockholders’ Agreement and the Registration Rights and Lock-Up Agreement is not complete and is qualified in its entirety by reference to the full text of such documents, which are incorporated herein by reference as Exhibits 1 – 12 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock and, alone or with others, pursuing discussions with management of the Issuer, the Board, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Kakao may be deemed to beneficially own the shares of Common Stock held directly by Kakaopay, its subsidiary. Each of Kakaopay and Kakao disclaims beneficial ownership of any such securities, except to the extent of its pecuniary interest therein.

CUSIP No. 826176109	SCHEDULE 13D	Page 6 of 11 Pages

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 32,505,329 shares of Common Stock outstanding as of May 10, 2023, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed by the Issuer with the SEC on May 15, 2023, after giving effect to the issuance of the First Tranche Shares.

The filing of this Schedule 13D shall not be construed as an admission that any of the Listed Persons is the beneficial owner of any shares of Common Stock covered by this Schedule 13D.

(c)	Other than the transactions described in Items 3 and 4 above, which are incorporated herein by reference, none of the Reporting Persons nor, to their knowledge, any of the Listed Persons, has effected any transactions in the Common Stock during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, which are incorporated herein by reference, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1

First Tranche Stock Purchase Agreement, dated April 27, 2023, between the Issuer and Kakaopay Corporation (incorporated by reference to Exhibit 10.28 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

2

Second Tranche Stock Purchase Agreement, dated April 27, 2023, between the Issuer and Kakaopay Corporation (incorporated by reference to Exhibit 10.29 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

3

Foreign Broker-Dealer Fee Sharing Agreement, dated April 27, 2023, between Kakaopay Securities Corp. and Muriel Siebert & Co., Inc. (incorporated by reference to Exhibit 10.30 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

4

Support and Restrictive Covenant Agreement, dated April 27, 2023, among the Issuer, Kakaopay Corporation and John J. Gebbia (incorporated by reference to Exhibit 10.31 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

5

Support and Restrictive Covenant Agreement, dated April 27, 2023, among the Issuer, Kakaopay Corporation and Gloria Gebbia (incorporated by reference to Exhibit 10.32 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

6

Support and Restrictive Covenant Agreement, dated April 27, 2023, among the Issuer, Kakaopay Corporation and John and Gloria Gebbia Living Trust (incorporated by reference to Exhibit 10.33 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

CUSIP No. 826176109	SCHEDULE 13D	Page 7 of 11 Pages

7

Support and Restrictive Covenant Agreement, dated April 27, 2023, among the Issuer, Kakaopay Corporation and Richard Gebbia (incorporated by reference to Exhibit 10.34 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

8

Support and Restrictive Covenant Agreement, dated April 27, 2023, among the Issuer, Kakaopay Corporation and John M. Gebbia (incorporated by reference to Exhibit 10.35 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

9

Support and Restrictive Covenant Agreement, dated April 27, 2023, among the Issuer, Kakaopay Corporation and David Gebbia (incorporated by reference to Exhibit 10.36 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

10

Support and Restrictive Covenant Agreement, dated April 27, 2023, among the Issuer, Kakaopay Corporation and Kimberly Gebbia (incorporated by reference to Exhibit 10.37 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

11

Stockholders’ Agreement, dated May 19, 2023, among the Issuer, Kakaopay Corporation and certain of the Issuer’s stockholders (incorporated by reference to Exhibit 10.38 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

12

Registration Rights and Lock-Up Agreement, dated May 19, 2023, among the Issuer, Kakaopay Corporation and any other holders party thereto (incorporated by reference to Exhibit 10.39 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023).

13	Joint Filing Agreement, dated as of May 30, 2023, among the Reporting Persons.*

14	Power of Attorney for Kakaopay Corporation (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Kakaopay Corporation on May 26, 2023).

15	Power of Attorney for Kakao Corporation (incorporated by reference to Exhibit 24.2 to the Form 3 filed by Kakaopay Corporation on May 26, 2023).

*	Filed herewith.

CUSIP No. 826176109	SCHEDULE 13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2023

Kakaopay Corporation

By:	/s/ Brian N. Wheaton
Name:	Brian N. Wheaton
Title:	Attorney-in-Fact

Kakao Corporation

By:	/s/ Brian N. Wheaton
Name:	Brian N. Wheaton
Title:	Attorney-in-Fact

CUSIP No. 826176109	SCHEDULE 13D	Page 9 of 11 Pages

Schedule I

KAKAOPAY CORPORATION

The following table sets forth certain information with respect to the executive officers, directors and controlling persons of Kakaopay Corporation (“Kakaopay”). The business address for each director and executive officer is c/o Kakaopay Corporation, 15F, Tower B, 166 Pangyoyeok-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea 13529.

Name	Position(s) with Kakaopay	Present Principal Occupation or Employment	Citizenship
Shin Won-geun	Chief Executive Officer and Representative Director	Chief Executive Officer and Representative Director of Kakaopay	Republic of Korea

Lee Seong-ho	Chief Financial Officer	Chief Financial Officer of Kakaopay	Republic of Korea

Choi Yong-seok	Non-standing Director	Head of Strategy Division of Kakao	Republic of Korea

Kwon Tae-woo	Outside Director	Executive Director of BDO Sunghyun LLC	Republic of Korea

Kang Yul-ri	Outside Director	Partner Attorney at Jipyong LLC	Republic of Korea

Kim Jae-hwan	Outside Director	Marketing Professor at Korea University	Republic of Korea

Bae Young	Outside Director	Professor at Pohang University of Science and Technology	Republic of Korea

CUSIP No. 826176109	SCHEDULE 13D	Page 10 of 11 Pages

KAKAO CORPORATION

The following table sets forth certain information with respect to the executive officers, directors and controlling persons of Kakao Corporation (“Kakao”). The business address for each director and executive officer is c/o Kakao Corporation, Tower A, 166, Pangyoyeok-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea 13529.

Name	Position(s) with Kakao	Present Principal Occupation or Employment	Citizenship
Hong Eun-taek	Chief Executive Officer and Director	Chief Executive Officer and Director of Kakao	Republic of Korea

Kim Ki-hong	Chief Financial Officer	Chief of Finance Group of Kakao	Republic of Korea

Bae Jae-hyun	Director and General Representative of Corporate Investment	Director and General Representative of Corporate Investment of Kakao	Republic of Korea

Chung Shina	Director	Chief Executive Officer of Kakao Ventures	Republic of Korea

Yun Seok	Chairman of the Board (Outside Director)	Chief Executive Officer of Yun & Co	Republic of Korea

Choi Se-jung	Outside Director	Professor at Korea University	Republic of Korea

Shin Sun-kyung	Outside Director	Partner at LIWU Law Group	Republic of Korea

Park Sae-rom	Outside Director	Assistant Professor at UNIST	Republic of Korea

Kim Beom-Su	Chief of Kakao Future Initiative Center	Chief of Kakao Future Initiative Center	Republic of Korea

CUSIP No. 826176109	SCHEDULE 13D	Page 11 of 11 Pages

Schedule II

LEGAL PROCEEDINGS

On November 28, 2018, as a result of a routine inspection of electronic financial services in April 2018 by the IT Fintech Strategy Bureau of the Financial Supervisory Service of the Republic of Korea (the “FSS”), which showed Kakao Corporation (“Kakao”) had, in certain circumstances, failed to separate network systems and improperly managed wireless communication network installations and operations, under the Electronic Financial Transactions Act, the FSS imposed a fine of ₩30 million KRW on Kakao and issued warnings against Kakao’s CIO.

In 2020, as a result of Kakao’s failure to apply for registration by the required deadline following its change in business purpose, under the Commercial Act and the Non-contentious Case Procedure Act, the Financial Services Commission of the Republic of Korea (the “FSC”) imposed a fine of ₩150,000 KRW on each of Kakao’s co-CEOs and ₩450,000 KRW on each of Kakao’s Seongnam and Seoul branches.

In March 2021, the National Tax Service of the Republic of Korea denied Kakao’s attempt to deduct stock option costs as an expense, which decision was upheld on appeal, and the original tax of ₩62 billion KRW – which had already been paid by Kakao prior to the commencement of the appeal – was not reduced.

On May 3, 2021, as a result of an IT sector inspection in October 2020 by the FSC, which showed Kakaopay Corporation (“Kakaopay”) had, in certain circumstances, failed to ensure the safety and reliability of electronic financial transactions, to publish changed terms and conditions to users and to notify the FSC prior to changing the terms and conditions of financial transactions, under the Electronic Financial Transactions Act, the FSS imposed a fine of ₩70 million KRW on Kakaopay (reduced to ₩56 million KRW due to voluntary payments) and issued warnings against certain of Kakaopay’s directors and employees.

On July 29, 2022, as a result of Kakao’s failure, in certain circumstances, to preserve records on transactions, such as marks and advertisements, and to display the identity of cybermall operators, under the Act on the Consumer Protection in Electronic Commerce, the Korea Fair Trade Commission imposed a fine of ₩1 million KRW on Kakao and issued certain related warnings.